TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Management’s discussion and analysis (MD&A) is current to May 16, 2011 and is management’s assessment of the operations and the financial results together with future prospects of Trelawney Mining and Exploration Inc. (“Trelawney”, “Corporation”, or the “Company”).  This MD&A should be read in conjunction with our unaudited financial statements for the three month period ended March 31, 2011 and our audited consolidated financial statements and related notes for the years ended December 31, 2010 and 2009. All figures are in Canadian dollars unless stated otherwise. This discussion contains forward-looking statements that are not historical in nature and involves risks and uncertainties. Forward-looking statements are not guarantees as to Trelawney’s future results as there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements. The Company has adopted National Instrument/ 51-102F1 as the guideline in presenting the MD&A. This MD&A should be read in conjunction with the most recent Annual Information Form (“AIF”) on file with the provincial securities regulatory authority. Additional information relevant to the Company’s activities, including the Company’s AIF and audited consolidated financial statements can be found on SEDAR at www.sedar.com. The Company has adopted IFRS with an adoption date of January 1, 2011 and a transition date of January 1, 2010.

TABLE OF CONTENTS

1.	Description of Business	2
2.	Developments during and subsequent to the three month period ended March 31, 2011	3
3.	Overall Performance	8
4.	Summary of Quarterly Results	10
5.	Additional Disclosure for Venture Companies without Significant Revenue	12
6.	Related Party Transactions	16
7.	Financial Instruments and other Instruments	16
8.	Status Trelawney’s Transition to International Financial Reporting Standards (“IFRS”)	20
9.	Cautionary Note Regarding Forward Looking Statements	21
10.	Management’s Responsibility for Financial Information	22

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

1.      Description of Business

The Company is a Tier 2 junior exploration company listed on the TSX Venture Exchange (“TSXV”), and on the Frankfurt exchange (“Frankfurt”), engaged in the acquisition and exploration of mineral properties with a primary interest in gold. The Company was formed under the Business Corporations Act (Ontario) as Zenda Gold Corp. on July 4, 1996 by articles of amalgamation. The amalgamation was completed between Galinée Mattagami Mines Limited, a public company, and Paramount Gold Corporation, a private company. On November 1, 1999 the Company amended its articles to change its name to “Zenda Capital Corp.”.  On November 8, 2004 the Company amended its articles to change its name to “Terex Resources Inc.”  On November 6, 2006, the Company amended its articles to change its name to “Trelawney Resources Inc.”.  On April 15, 2009, the Company changed its name to “Trelawney Mining and Exploration Inc.”

The profitability and operating cash flow of the Company is affected by various factors, including the market price of gold, operating costs, interest rates, regulatory and environmental compliance, general and administrative costs, the level of exploration and development expenditures and other discretionary costs.  While Trelawney seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company’s control.

The Company is currently focusing its exploration efforts in Chester Township, Porcupine Mining Division, in central Ontario. The Company is a reporting issuer in Alberta, British Columbia and Ontario.

As at May 16, 2011, the directors and officers of the Company were:

Greg Gibson	CEO - President and Director
Andres Tinajero	Vice President Finance & CFO
David Beilhartz	Vice President Exploration
Lisa McCormack	Corporate Secretary
Steve McIntyre	Director
Chris Irwin	Director
Patrick Mohan	Director
George Cole	Director
James Fairbairn	Director

David Beilhartz, P.Geo. is the “Qualified Person” for the Company under the definition of National Instrument 43-101.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

2.	Developments during and subsequent to period ended March 31, 2011

Financing Developments

On May 10, 2011, The Company announced that has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets, under which the Underwriters have agreed to purchase on a "bought deal" basis pursuant to a short form prospectus, 12,500,000 common shares of the Company at a price of CDN$4.00 per common share for aggregate gross proceeds of CDN$50.0 million. The Company has granted the underwriters an over-allotment option to purchase up to an additional 15% of the Offering at the Offering Price, exercisable in whole or in part, at any time prior to the 30th day following the Closing Date. Net proceeds of the offering will be used to advance development of the Company's Cote Lake project and for general corporate purposes.

For the period from January 1, 2011 to March 31, 2011, 159,000 options and 931,867 warrants have been exercised for proceeds of $806,634.

For the period from March 31, 2011 to May 16, 2011, 610,000 options and 169,300 warrants have been exercised for proceeds of $558,210.

Exploration Developments

The company continues its exploration efforts on its Chester Project located 20 km southwest of Gogama, Ontario. Progress continues on the construction of the infrastructure on the Chester 1 Mine site. Main office and workshop buildings have been constructed as well as  the completion of the short powerline. All major infrastructure is in place and receipt of the final permits to commence the underground exploration program have been received.

Construction continues on the camp and exploration facility located at the logistics facility which will house the company's work force and act as the main base for all exploration activities.

Drilling continues at Cote Lake on 100-metre step-outs from the original discovery line section 93+00E.  To date the company has released drill results for line sections 87E to 96E, as per company press releases.

Exploration Activities

The Company is focused on exploring and developing its gold and copper properties located   just South of Gogama, Ontario. The Company has received the advanced exploration permits which allow for the refurbishing of the Chester Mine underground and taking of a first bulk sample.  In February 2010, the company purchased the equipment necessary to establish the mine infrastructure at the Chester mine site, including surface and underground electrical distribution system, ventilation  and mine air heating system, compressors and furnished warehouse, work shop and office.  The dewatering permit for the Chester Mine was also granted in February 2010. In early July, the company received acknowledgement of receipt for the filing of its Advanced Exploration Closure Plan for the Chester Project from the Mineral Development and Lands Branch of the Ministry of Northern Development, Mines and Forestry.  Pursuant to the approval for filing of the Closure Plan the company has completed the rehabilitation of the ramp portal and underground at the Chester 1 Mine.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

During the first quarter of 2010, the company announced the discovery of the Cote Lake deposit. The results of several drill holes from the discovery include the following highlights: 107 metres of 8.2 g/t gold (hole E10-04), 191 metres of 1.88 g/t gold (E10-09), 292 metres of 0.88 g/t gold (E10-26), and 137 metres of 5.33 g/t gold.  Additional results can be viewed in the company press releases and the Cote Lake Deposit Drilling table below. (Jack Rabbit “Cote Lake” section) On March 6, 2011, the company reported the initial resource of from the Cote Lake Gold Deposit of 4.2 million ounces. This report was completed by the company consultant Jamie Lavigne and audited by Rostle Postle Associates. Subsequent to the quarter the 43-101 technical report has been filed on Sedar.

Chester 1 Property
In June 2009, Trelawney signed a letter of agreement with Treelawn Investment Corp. (“Treelawn”) to acquire up to a 70% interest in two leased mining claims (151 hectares) which host the Chester Gold Mine in Chester Township, northern Ontario.  The mine has a historical mineral resource of 159,000 tons grading 0.43 oz /ton gold (NI-43-101 non-compliant.  This resource is historical in nature, the company has not completed the required verification of this resource,  and therefore should not be relied upon.)  The mine was developed to a depth of 550 feet in the 1980’s, but not put into production.  Underground development includes a decline ramp, over 2300 feet of lateral drifting on three levels, and 300 feet of raises on ore.

Pursuant to the terms of the Letter Agreement the Company can acquire an initial 50% interest in the Property (the “First Option”), in exchange for:
-	$35,000 (paid) in cash;
-	4,000,000 (issued) common shares of the Company;
-	1,000,000 (issued) common shares warrants of the Company exercisable into common shares of the Company for five years from the date of issuance at an exercise price of $0.17;
-	Within 12 months following the signing of the Option Agreement, the Company shall obtain the necessary work permits and commence a work program on the Property (completed);
-	On or before the 18th month anniversary of obtaining the work permits, the Company shall have brought the Property into commercial production; and
-	On or before the sixth month anniversary of achieving commercial production, the Company shall issue an additional 1,000,000 Common Shares to Treelawn.

Results from a five-hole drilling program were released in January 2010.  The objective of the program was to determine the presence of the downdip extension of Chester 1 gold-mineralized structure below the underground mine development down to a vertical depth of 300 metres.  One hole (CM09-05) was abandoned due to poor ground conditions. The other four holes all intersected gold mineralization with highlighted grades of 0.66 metres of 36.67 g/t gold in hole CM09-01 and 1.10 metres of 7.8 g/t gold and 1.1 metres of 3.26 g/t gold in hole CM09-03.  A new parallel zone was discovered in the hanging wall with 0.43 metres of 54.05 g/t gold in hole CM09-02.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Chester 2 Property - Young Shannon
In August 2009, the Company signed an acquisition agreement with Metallum Resources Inc. (“Metallum”) to acquire 100% of Metallum’s 92.5% interest in the Young-Shannon Property adjacent to the Chester Property in exchange for 5,000,000 common shares of Trelawney (issued) and a 1% net smelter return royalty (“NSR”) on the property payable when the monthly average gold price exceeds US$1,000 per ounce.  The Young-Shannon Property consists of 11 patented and 18 unpatented mining claims.  A 3% NSR, is also payable to the proprietary owners of the 11 patented mining claims.  The property has a historical indicated mineral resource of 220,000 tons grading 0.354 oz/ton gold and an inferred mineral resource of 725,000 tons grading 0.16 oz/ton gold on the property’s C-Prime gold deposit (historical NI 43-101 non-compliant resource  and therefore should not be relied upon).  In September 2010, Trelawney commissioned and received an updated NI 43-101 geological report on the Young Shannon property. Exploration drilling continues on the west end of this property as Cote Lake deposit occurs on the boundary with the adjacent Emerald Isle claims, which are part of the Jack Rabbit property.

Chester 3 Property - Jack Rabbit (“Cote Lake”)
Trelawney and Treelawn Group Inc. entered into a term sheet (the “Letter Agreement”), pursuant to which Treelawn has granted the Company the right to acquire up to a 92.5% interest in certain mining claims located in Chester Township, Ontario.

Pursuant to the terms of the Letter Agreement the Company can acquire an initial 50% interest in the Property (the “First Option”), in exchange for:

-	3,000,000 (issued) common shares (“Common Shares”) of the Company;
-
on or before the end of every three month period following the signing of a definitive option agreement (the “Effective Date”), the Company shall pay Treelawn the amount of $18,000 for a period of three years, for a total consideration of $216,000 (paid $90,000 as at March 31, 2011);

-	on or before the Effective Date the Company shall pay Treelawn the amount of $1,000,000 (paid);
-	on or before the first anniversary of the Effective Date the Company shall pay Treelawn the amount of $1,000,000 (paid); and
-	on or before the end of the 18th month anniversary following the Effective Date, the Company shall have incurred $500,000 (completed) in expenditures on the Property;
-	on or before the end of the 18th month anniversary following the Effective Date, the Company shall issue an additional 4,000,000 Common Shares to Treelawn; and
-	in the event the Company fails to exercise the First Option, the Company shall pay Treelawn the amount of $1,000,000 (1st option exercised).

After exercising the First Option the Company shall grant to Treelawn a 1.5% net smelter return royalty (the “Royalty”) on the Property.  During the 48 months following the grant of the Royalty the Company shall have the right to purchase 0.5% of the Royalty from Treelawn for sum of $1,000,000.

Twelve months following the exercise of the First Option and provided the Company has expended $500,000 on the Property, the Company can earn an additional 25% interest in the Property (the “Second Option”) by issuing an additional 4,000,000 Common Shares to Treelawn.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

The Company can acquire a final 17.5% interest in the Property on the date that is 12 months from the exercise of the Second Option and provided the Company has expended an additional $500,000 on the Property by issuing an additional 4,000,000 Common Shares to Treelawn.

Exploration continues to intersect long intervals of low grade gold mineralization on the Emerald Isle claims of the Jack Rabbit property and adjoining Young Shannon property. Drilling highlights on this new large tonnage gold target include: 107 metres of 8.2 g/t gold and 191 metres of 1.88 g/t gold. Average grades range from 1-2 g/t gold over intervals of up to and locally greater than 200 meters.  To date the company has released drill results for line sections 89E to 96E.   Details of the results can be found in the company press releases.  Drilling continues at Cote Lake on 100-metre step-outs from the original discovery line section 93+00E.  At March 31, 2010, a total of 47 holes had been completed on the Cote Lake Deposit, for a total of approximately 23,500 metres drilled.  Results from 47 drill holes have been press released.

Some of the better intercepts for the Cote Lake Deposit drilling calculated using a cut-off grade of 0.03 g/t Au and a maximum internal dilution of five metres, and where all assays are capped at 25 g/t Au, are indicated in the following table:

Cote Lake Deposit Drill Results

Drill Hole	From (m)	To (m)	Length (m)	Gold (g/t) cut
E09-01	131.00	147.50	16.50	0.95
E09-03	68.11	122.53	54.42	1.07
also	145.00	189.50	44.50	1.21
E10-05	151.20	215.40	64.20	1.00
also	236.30	297.50	61.20	1.65
E10-06	100.72	159.34	58.62	0.91
E10-09	89.91	285.75	195.84	1.11
E10-12	99.97	209.00	109.03	0.89
E10-18	55.00	100.74	45.74	1.07
E10-23	195.93	228.94	33.01	1.75
E10-26	274.55	419.26	144.71	0.87
E10-31	484.09	604.00	119.91	0.85
E10-33	81.00	135.40	54.40	1.02
also	185.10	256.32	71.22	1.25
also	470.00	616.63	146.63	0.72
E10-40	252.60	342.00	89.40	1.16
also	348.00	386.60	38.60	1.43
also	392.85	445.50	52.65	1.29
E10-41	233.80	365.00	131.20	1.12
E10-43	441.00	490.71	49.71	1.30
E10-47	223.31	346.07	122.76	0.82

On March 7, 2011, the Company announced the results of the initial Mineral Resource estimate for the Cote Lake Deposit on the Chester Project.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

The estimate is all classified as an Inferred Mineral Resource and totals 131 million tonnes averaging 1.00 g/t Au for a total of 4.22 million ounces of contained gold at a cut‐off grade of 0.30 g/t Au. The estimate for the Cote Lake Deposit was completed in accordance with National Instrument 43‐101 requirements and prepared by Trelawney’s Consulting Geologist Jamie Lavigne, P.Geo. The resource was audited by Roscoe Postle Associates Inc. (“RPA”)  who have completed a 43-101 technical report.

Hiawatha Property
The Company acquired 70% right in the Hiawatha Property on December 30, 2009.  The property consists of 7 patented and 4 unpatented claims covering 747ha located in Lizar Township, Sault Ste. Marie Mining Division, 120km ENE of Hemlo in South Central Ontario.  Gold was initially discovered on the property in the mid 20’s. There were 3 major zones discovered in the 30’s: the North, South and West Zones.  The North and South Zones were explored underground via a 100-metre vertical shaft and 2 levels at 45metres and 84metres below surface.  Mineralization consists of native gold associated with sheared, silicified and altered zones; gold is present as fine grains within or adjacent to late quartz veins.  Historic sampling highlights in the North Zone includes 2nd level channel samples of 95 g/t and 65 g/t Au over 0.9 m and surface grab samples of up to 153 g/t and 168 g/t Au.  Historic sampling of a 425 m length of the South Zone on the 2nd level yielded >10 g/t Au for 40 of 78 samples taken across widths of 0.30-1.52m.

The Company paid $40,000 and issued 400,000 common shares to the property vendors.

Benneweis Property
In June 2010, Trelawney granted to Crown Gold Corporation (“Crown”) the option to earn a 50% interest on Trelawney’s recently‐staked Benneweis property in exchange for Crown issuing 1.6 million common shares of Crown to Trelawney and Crown spending $2.5 million in exploration expenses over a five‐year period.  As of March 31, 2011, 400,000 shares have been received. The Benneweis property is located east of the Chester Project and consists of 20 claims with 257 units located in Benneweis, Groves, Neville and St. Louis townships.

Chester 5 – Chester-Yeo Property
In June 2010, Trelawney signed an agreement with Crown for Crown’s Chester / Yeo property.  Trelawney purchased an 80% interest for a one‐time payment of $120,000 (paid) and Crown will retain a 20% carried interest until the completion of a positive pre‐feasibility study.  The Chester/Yeo property is contiguous to and west of Trelawney’s Chester Project. The property consists of three claims with 14 units located approximately 1 kilometre west of Trelawney’s newly discovered Cote Lake deposit.

Abbie Lake Property
In July 2010, Trelawney signed an agreement with Upper Canada Explorations Limited  (“Upper Canada”) whereby Trelawney granted to Upper Canada the option to acquire a 100% interest in Trelawney`s Abbie Lake property for a one time issuance of 100,000 shares of Upper Canada and a commitment to incur all necessary exploration and property maintenance costs.  Upper Canada grants to Trelawney a 2% net smelter return royalty (the “Royalty”) on the Property.  The Company shall have the right to purchase 1.5% of the Royalty from Trelawney for sum of $750,000.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Massey
Trelawney has exercised their option to obtain a 100% interest in the Massey Property.  The Massey Property is located about 5 km northwest of the town of Massey and 85 km west of the mining and smelting facilities at Sudbury, Ontario.  Massey is located on the Trans-Canada Highway #17. The property comprises 94 claim units totaling 1,474 hectares in Salter and May Townships, Sudbury Mining Division and contains the former producing Hermina #1 and #3 mines, as well as the Gutcher shaft and the adit zone of the Massey mine. The Hermina deposits are 1.7 km apart and are believed to be localized along a splay fault to the Murray Fault, a major regional structure.  An estimated 18,535 tonnes of ore grading about 2.82% Cu were mined from the deposit intermittently between 1901 and 1970.  The deposit is open in both directions along strike and down dip. Minor gold values were known to exist with the copper at Hermina but no systematic sampling for gold had ever been carried out.

The Gutcher shaft and the Massey Mine are contained within a large hematized, siliciﬁed, albitized and sericitized breccia complex adjacent to the Murray Fault; the area has many features in common with iron oxide-copper-gold (IOCG) deposits.

During May 2005, the Company carried out a program of surface and downhole induced polarization to further define drill targets on the property.  The Company completed a 1,500 metre drilling program.  A broad zone of copper mineralization was intersected that assayed 1.73% copper over 6.1 metres.

Mishi Property
The Mishibishu Lake Property (100% owned by the Company) consists of three claim blocks totaling, 350 claim units in the Mishibishu greenstone belt in the Wawa area, Sault Ste. Marie Mining Division in central Ontario.  There is one operating mine and two former producing mines within the greenstone belt; the most notable is the Eagle River Mine currently operated by Wesdome Gold Mines Ltd. Recent work around the mine has discovered gold mineralization (146 g Au/t over 4.7 m and 50 g Au/t over 2.3 m). The other two operations are the former producing Magnacon mine and the Mishi pit. There is good infrastructure and support in Wawa and an operating mill is less than 25 km from all the properties.  A prospecting and sampling program started in May 2008 and was completed over the summer months.

3.	Overall Performance

For the period ended March 31, 2011, the Company’s cash and cash equivalent position decreased by $13,127,829 to $41,091,587 from $54,219,416 at December 31, 2010.   This decrease is due to operating expenses and capital and exploration expenditures, offset by exercises of options and warrants.

The Company is engaged in the business of preliminary or early stage mineral.  The Company holds no interests in producing or commercial ore deposits. The Company has no production or other revenue. There is no operating history upon which investors may rely. Commercial development of any kind will only occur in the event that sufficient quantities of ore containing economic concentrations of gold or other mineral resources are discovered.  If in the future a discovery is made, substantial financial resources will be required to establish ore reserves. Additional substantial financial resources will be required to develop mining and processing for any ore reserves that may be discovered.  If the Company is unable to finance the establishment of ore reserves or the development of mining and processing facilities it will be required to sell all or a portion of its interest in such property to one or more parties capable of financing such development.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Results of Operations

Selected Financial Information

	Three Months Ended March 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009 (CDN GAAP)
	$	$	$
Loss before income taxes	12,452,361	11,821,838	2,523,351
Net loss	12,452,361	11,724,838	2,641,351
Loss (income) per weighted average share – basic and fully diluted	$0.103	$0.138	$0.10
Total assets	63,277,485	72,165,384	21,580,391

Three month period ended March 31, 2011
The Company incurred a net loss of $12,452,361 or $0.103 a share for the three month period ended March 31, 2011, compared with a net loss of $4,612,178 or $0.068 a share for the same period ended March 31, 2010.

The Company had share based payments of $16,940 for the three month period ended March 31, 2011, compared to $1,729,700 for the same period in 2010.  Stock-based compensation expenses are booked based on the valuation of options using the Black-Scholes model.  The expense varies based on the number of options issued and the underlying assumptions used in the model.

For the three month period ended March 31, 2011, management and consulting fees increased by $33,601 to $89,800 from $56,199 in the same period in 2010.  The increase is due to the fact that the Company has hired a large employee base in 2010 and 2011 and thus relies less on consultants.

Shareholder information costs decreased in the three month period ended March 31, 2011 by $77,107 to $111,112 from $188,219 in the same period in 2010.  This amount relates to the costs of issuing press releases, transfer agents, investor presentations, electronic dissemination of information and the timing difference between quarters.  The decrease is attributable to the fact that during 2010, the Company embarked on an extensive campaign to bring awareness to the stock and the Company.  These efforts have seen the stock price increase and efforts continue in 2011 as the Company continues to promote itself to the investment public.

Professional fees decreased by $70,482 to $47,176 during the three month period ended March 31, 2011 compared to $117,658 in the same period in 2010.  The decrease is attributable to higher legal fees on general corporate matters during 2010 as the Company looked to advance its mineral properties and seeks out potential new investments.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Promotion and travel expenses for the three month period ended March 31, 2011 increased by $384,488 to $446,104 from $61,616 in the same period in 2010. The increase is due to the Company allocating a significant amount of the budget to promotion as it tries to promote the stock and create awareness of the Company, efforts that began in the second half of 2010.  As the Company ramps up its operations through advancing its current mineral properties, travel costs have increased to progress and build awareness about its properties and travel to and from corporate office to site.

Total office and general costs increased in the three month period ended March 31, 2011, by $71,287 to $250,067 from $178,780 in 2010.  The increase is attributable to insurance expenses and higher office and general costs that comes with an increasing number of staff members and office space.

Total exploration and evaluation costs increased in the three month period ended March 31, 2011, by $7,705,702 to $9,985,707 from $2,280,006 in 2010.  The increase is attributable to the Company advancing its exploration and evaluation of Chester 3 and the continued efforts to complete the underground exploration at Chester 1.

Total payroll costs increased in the three month period ended March 31, 2011, by $743,541 to $743,540 from $nil in 2010.  The increase is due to Company hiring several office employees and incurring payroll overhead charges as it works towards advancing its Chester property and the accrual of bonuses to be paid at year end.

4.	Summary of Quarterly Results

Selected financial information for the eight quarters as follows:

	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
	$	$	$	$
Total Revenue	-	-	-	-
Net Loss	12,452,361	10,303,090	7,648,646	4,838,310
Loss Per Share – basic and fully diluted	$0.103	$0.112	$0.087	$0.057

	March 31, 2010	December 31, 2009 (1)	September 30, 2009 (1)	June 30, 2009 (1)
	$	$	$	$
Total Revenue	-	-	-	-
Net Loss	4,612,178	1,130,466	1,256,873	131,319
Loss Per Share– basic and fully diluted	$0.068	$0.050	$0.045	$0.001

(1)	Financial prior to our IFRS transition date is reported under Canadian GAAP.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Working Capital
As at March 31, 2011, the Company had a net working capital of $40,263,846 compared to $52,181,695 as at December 31, 2010.

A summary of the Company’s cash position and changes in cash and cash equivalents for three months ended March 31, 2011, are provided below:

	Three months ended March 31,
	2011	2010
Cash used in operating activities - net	(10,596,380)	(3,219,231)
Cash used in investing activities	(3,338,083)	(2,192,863)
Cash provided by financing activities	806,634	14,575,350
(Decrease) increase in cash and cash equivalents	(13,127,829)	9,163,256
Cash and cash equivalents, beginning of period	54,219,416	10,640,697
Cash and cash equivalents, end of period	$41,091,587	$19,803,953

Three months ended March 31, 2011 vs. March 31, 2010

Operating Activities

Cash flow used by operating activities before changes in non-cash working capital during the three months ended March 31, 2011 was $10,596,380 compared to $3,219,231 during the same period in 2010.

Investing Activities

During the three months ended March 31, 2011, the Company spent $3,338,083 on property, plant and equipment, other financial assets and mineral properties, compared to $2,192,863 in the first quarter of 2010.  These expenditures were incurred as the Company continues to acquire mineral properties and acquires assets that will assist the Company in forwarding the exploration properties toward potential production.

Financing Activities

During the three months ended March 31, 2011, cash flow provided in financing activities was $806,634 through the exercise of options and warrants, compared to $14,575,350 in proceeds from the exercise of options, warrants and a private placement during the first quarter of 2010.

Liquidity Outlook and Capital Resources

Trelawney had cash and cash equivalents of $41,091,587 available at March 31, 2011, a decrease of $13,127,829 from the balance at December 31, 2010 of $54,219,416.

As noted above, the Company’s working capital decreased by $11,917,849 to $40,263,846 from $52,181,695 at December 31, 2010.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

The Company believes that between its current cash balances, it has the necessary funds available to meet its operating, investing and financing obligations and execute its current business plans.

Trelawney Mining & Exploration currently does not have any long-term debt or credit facilities with financial institutions. At this time, the Corporation is not anticipating an operating profit from mining activities, therefore it will rely on its ability to obtain equity or debt financing for growth.

At the present time, there are no major capital expenditures planned. There is sufficient capital to continue a major detailed exploration and development of its projects. The Company can continue operations in the current period with the Corporation’s current capital resources.

5.	Additional Disclosure for Venture Companies without Significant Revenue

	March 31, 2011	December 31, 2010
Capitalized mineral property acquisition costs	$10,687,889	$10,085,494
Corporate expenses	$12,452,361	$26,838,224
Total assets	$63,277,485	$72,165,384

	Three month period March 31, 2011	Year ended December 31, 2010
Exploration and evaluation expenditures	Expensed	Expensed
Geological	-	1,328,135
Drilling	2,022,794	2,779,354
Assaying	204,593	886,168
Consulting	2,547,685	687,934
Travel	46,218	754,205
Closure/rehabilitation	-	1,529,619
Surveying	9,410	11,599
Surveying	114,895
Diesel, propane and lubricants	531,482
Rental machinery and equipment	86,508
Supplies (general, electrical and mechanical)	299,102
Development costs	-	944,226
Underground dewatering	-	1,231,338
Labour	2,030,161	2,471,737
Other	2,092,859	5,270,980
	$9,985,707	$22,436,500

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Corporate Expenses	March 31, 2011	December 31, 2010

Stock-based compensation	$16,940	$3,221,460
Exploration and evaluation costs	9,985,707	17,843,499
Office and general	250,067	891,268
Management and consulting	89,800	470,244
Professional fees	47,176	357,368
Salaries and benefits	743,540	-
Promotion and travel	446,104	559,666
Shareholder information	111,112	554,805
Write-down of mineral properties	-	113,000
Unrealized (gain) loss on other financial assets	688,493	(20,875)
Realized loss on other financial assets	73,422
	$12,452,361	$26,741,224

Outstanding share data	March 31, 2011	December 31, 2010

Issued and outstanding common shares	122,129,744	120,488,877
Outstanding options to purchase common shares	6,730,000	7,054,000
Outstanding warrants to purchase common shares	5,879,357	6,811,224

Disclosure of Outstanding Share Data May 16, 2011

	Authorized	Outstanding
Voting or equity securities issued and outstanding	Unlimited Common Shares	122,909,044 Common Shares
Securities convertible or exercisable into voting or equity shares		a) Options to acquire up to 10,140,000 common shares b) 5,710,057 Warrants exercisable to acquire common shares of the Company.

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.

Dividends
The Corporation has neither declared nor paid any dividends on its Common Shares.   The Corporation intends to retain its earnings, if any, to finance growth and expand its operation and does not anticipate paying any dividends on its Common Shares in the foreseeable future.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs
The acquisition cost of mineral properties and their related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments  are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets
Trelawney follows the liability method of accounting for income taxes.  Under this method, future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Future tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the future tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions
The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.   See note 11 of the March 31, 2011, unaudited consolidated financial statements for a full disclosure.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Capital Assets
Capital assets are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method at the following annual rates:

Buildings	10 years
Computer equipment	3 years
Furniture and fixtures	4 - 5 years
Mining equipment	8 -10 years
Various equipment	3 years
Vehicles	4 years

Mineral Properties
All direct costs related to the acquisition of mineral property interests are capitalized into intangible assets on a property by property basis. Exploration costs, net of incidental revenues, are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized into PPE. On the commencement of commercial production, depletion of each mining property will be provided on a unit‐of‐production basis using estimated resources as the depletion base.

At each date of the statement of financial position, the Company reviews the carrying values of its mineral property interests to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.

Impairment of Long-lived Assets
Trelawney reviews mineral properties and deferred costs for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses then are measured by comparing the fair value of assets to their carrying amounts.

Asset Retirement Obligations
As at March 31, 2011, management estimated that the total amount of the estimated undiscounted cash flows required to settle the Company’s assets retirement obligation for the Chester 1 property is $528,055. It is expected that this amount will be incurred in three years. The credit adjusted, risk free interest rates used to discount estimated cash flows for liabilities incurred was 6.6% representing the Company’s incremental borrowing rate.   The Company’s estimates of future asset retirement obligations are based on reclamation standards that meet or exceed regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties. The provision for reclamation is provided against the Chester 1 project and is based on the project plan approved by the Government of Ontario.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

6.	Related Party Transactions

Certain corporate entities that are related to the Company’s officers and directors provide consulting service to Trelawney.  Transactions were conducted in the normal course of operations and are measured at the exchange amounts.

These expenditures are summarized as follows:
For the three month period ended March 31,	2011	2010
Management and consulting fees	$40,000	$55,000
Professional fees	-	68,320
Exploration and evaluation expenditures	58,500	71,875

During the three months ended March 31, 2011, the Company charged $46,725 to Crown Gold Corp, a Company for which a director is also a director of Trelawney.

7.	Financial Instruments and other Instruments

Net Fair Value of Financial Assets and Liabilities

The Company’s financial instruments comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

Cash and cash equivalents have been designated as held-for-trading, which are measured at fair value. Accounts receivable is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and are classified as other financial liabilities, which are measured at amortized cost. Debentures payable have been classified as held to maturity, which are measured at amortized cost using the effective interest method. The Company has no available for sale instruments.

Additional Capital
The exploration activities of the Company may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and development of any of the Company’s properties.   There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financings will be favorable to the Company.   In addition, low commodity prices may affect the Company’s ability to obtain financing.

Environmental and Permitting
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations, among other things, mandate the maintenance of air and water quality standards, land reclamation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Acquisition
The Company uses its best judgment to acquire mining properties for exploration and development in pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable agreements, including arrangements to finance the acquisitions and development, or integrate such opportunity and their personnel with the Company. The Company can not assure that it can complete any acquisition that it pursues or is currently pursuing, on favorable terms, or that any acquisition completed will ultimately benefit the Company.

Competition
The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Company’s ability to acquire suitable producing properties or prospectus for mineral exploration in the future.

Financial Risk Factors

Fair Value of Financial Instruments

The Company has, designated its cash and cash equivalents and marketable securities as held for trading, which are measured at fair value.  HST recoverable is classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair value.  Accounts payable and accrued liabilities and property option payable are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair value.  As at March 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject in and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

A) Credit Risk
The Company is not exposed to major credit risk attributable to customers. Additionally, the majority of the Company's cash and cash equivalents are held with a high rated Canadian financial institution in Canada.

B) Market Risk

i.)	Interest Rate Risk
The Company does not have any interest bearing debt. The Company invest cash surplus to its operational needs in investment-grade short term deposits certificates issued by the bank where it keeps its Canadian Bank accounts. The Company periodically assesses the quality of its investments with this bank and is satisfied with the credit rating of the bank and the investment grade of its short term deposits certificates.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

ii.)	Foreign Currency Risk
The Company's exploration and evaluation activities are substantially denominated in Canadian dollars.  The Company's funds are predominantly kept in Canadian dollars, with a major Canadian financial Institution.

iii.)	Equity Price Risk
Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company. The Company is exposed to fair value fluctuations on its investments. The Company's other financial instruments (cash, accounts receivable, accounts payable and accrued liabilities) are not subject to price risk.

iv.)	Commodity Price Risk
The price of the common shares in the capital the Company ("Common Shares"), its financial results, exploration and development activities have been, or may in the future be, adversely affected by declines in the price of gold and/or other metals.  Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of commodities by various central banks, financial institutions, expectations of inflation or deflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, international supply and demand, speculative activities and increased production due to new mine developments, improved mining and production methods and international economic and political trends.  The Company's revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests related thereto.  The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

v.)	Liquidity risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at March 31, 2011, the Company had current assets of $43,600,557 (December 31, 2010 - $55,291,133) and current liabilities of $3,336,711 (December 31, 2010 - $3,109,437).  All of the Company’s financial liabilities and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $40,263,846 (December 31, 2010 - $52,181,695).

Sensitivity Analysis

The sensitivity analysis shown in the notes below may differ materially from actual results. Interest rate risk on cash equivalents is minimal as these have fixed interest rates.

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a one year period:

(i)
Cash and cash equivalents include short-term money market mutual fund units that are subject to floating interest rates. As at March 31, 2011, if interest rates had fluctuate by 1% with all other variables held constant, the loss for the three month period ended March 31, 2011 would be changed by $417,000, as a result of a change in interest income from cash and cash equivalents.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

(ii)
The Company's other financial assets are subject to fair value fluctuations. As at March 31, 2011, if the fair value of other financial assets had fluctuated by 10% with all other variables held constant, net loss for the three month period ended March 31, 2011 would have changed by $130,000.

Internal Control over Financial Reporting
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.   A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

During the most recent year end there were no changes in the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Proposed Transactions
In the normal course of business, as and ongoing part of the exploration process, the Company investigates mineral properties which are submitted to the Board of Directors for consideration. As well there are transactions listed in the “Subsequent to the end of the year” section of the Financial Statements. However, the Company continues to evaluate, review and negotiate a number of other prospective projects.

Evaluation of Disclosure Controls and Procedures
Disclosure  controls  and  procedures  are  designed  to  provide  reasonable  assurance  that  all  relevant information is gathered and reported to senior management, including the Corporation's President and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the year covered by this management's discussion and analysis, management of the Corporation, with the participation of the President and Chief Executive Officer  and  the  Chief  Financial  Officer,  evaluated  the  effectiveness  of  the Corporation's disclosure controls and procedures as required by Canadian securities laws.   Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings  (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

8.	Status of Trelawney’s Transition to International Financial Reporting Standards (“IFRS”)

Transition to IFRS from GAAP

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011.

The Company has adopted IFRS with an adoption date of January 1, 2011 and a transition date of January 1, 2010.

IFRS Conversion
The Company’s IFRS conversion plan was comprehensive and addressed matters including changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion was understood and managed reasonably, the Company hired an IFRS conversion project manager. The accounting staff attended several training courses on the adoption and implementation of IFRS. Through in‐depth training and the preparation of reconciliations of historical Canadian GAAP financial statements to IFRS, the Company believes that its accounting personnel have obtained the necessary understanding of IFRS. In conjunction with the adoption of IFRS the Company has implemented a new accounting system, which will satisfy all the information needs of the Company under IFRS. The Company has also reviewed its current internal and disclosure control processes and they did not need significant modification as a result of our conversion to IFRS.

Impact of IFRS
IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS did not change the actual cash flows of the Company, the adoption resulted in changes to the reported financial position and results of operations of the Company. In order to allow the users of the financial statements to better understand these changes, we have provided the reconciliations between Canadian GAAP and IFRS for the total assets, total liabilities, shareholders equity, cash flows and net loss in Note 2 to the interim consolidated financial statements. The adoption of IFRS has had no significant impact on the net cash flows of the Company. The changes made to the statements of financial position and comprehensive income have resulted in reclassifications of various amounts on the statements of cash flows, however as there has been no change to the net cash flows, no reconciliations have been presented.

In preparing the reconciliations, the Company applied the principles and elections of IFRS 1, with a transition date of January 1, 2010.  As the Company has adopted IFRS effective January 1, 2010, has applied the provisions of IFRS 1 as described under the section entitled “Initial Adoption – IFRS 1”, with a January 1, 2010 transition date. The Company will also apply IFRS standards in effect at December 31, 2011 as required by IFRS 1.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Initial Adoption of International Accounting Standards
IFRS 1 ‘‘First Time Adoption of International Accounting Standards’’ sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional date of the statement of financial position with all adjustments to assets and liabilities as stated under GAAP taken to retained earnings unless certain exemptions are applied.

The Company elected to take the following IFRS 1 optional exemptions:

• to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

• to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date.

Comparative Information
The Company has restated all periods from January 1, 2010 onwards in accordance with IFRS.

9.	Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis includes "forward-looking statements", within the meaning of applicable securities legislation, which are based on the opinions and estimates of Management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar words suggesting future outcomes or statements regarding an outlook.  Such risks and uncertainties include, but are not limited to, risks associated with the oil and gas industry (including operational risks in exploration development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of the Company to obtain all permits, consents or authorizations required for its operations and activities; and health safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the ability of Trelawney to fund the capital and operating expenses necessary to achieve the business objectives of Trelawney, the uncertainty associated with commercial negotiations and negotiating with foreign governments and risks associated with international business activities, as well as those risks described in public disclosure documents filed by the Company.  Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of the Company should not place undue reliance on these forward-looking statements.  Statements in relation to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.   Historical resources are not 43-101 compliant; the company has not completed the necessary verification and hence is not to be relied upon.    Mineral resources are not, mineral reserves and they have not demonstrated economic viability.

TRELAWNEY MINING AND EXPLORATION INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operation
March 31, 2011

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.

10.	Management’s Responsibility for Financial Information

Management is responsible for all information contained in this report. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts based on management’s informed judgments and estimates. The financial and operating information included in this report is consistent with that contained in the unaudited consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Audit Committee has reviewed the unaudited consolidated financial statements with management. The Board of Directors has approved the unaudited consolidated financial statements on the recommendation of the Audit Committee.

May 16, 2011

Andres Tinajero
Vice President Finance & CFO